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                                                                  EXHIBIT 8


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                                  March 1, 1995



Marshall & Ilsley Corporation
770 North Water Street
Milwaukee, Wisconsin  53202

             Re: Federal Income Tax Consequences of Consolidation between Sharon State Bank and M&I Bank of Delavan

Gentlemen:

             We have acted as counsel for Marshall & Ilsley Corporation ("M&I") in connection with the negotiation and execution of the Agreement and Plan of Reorganization dated August 31, 1994 (the "Agreement"), between M&I and Sharon State Bank (the "Bank") pursuant to which the Bank will be consolidated with and into M&I Bank of Delavan (the "Consolidation"). This letter furnishes you with our opinion as to certain of the federal income tax consequences of the Consolidation.

             The following is a description of the relevant terms of the transaction based on our examination of the Agreement and our understanding of the related factual background. All terms not otherwise defined herein shall have the same meaning as set forth in the Agreement.

Parties

             M&I, a Wisconsin corporation, is a registered multi-bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA"). M&I's principal assets are the stock of its subsidiaries. M&I owned, as of December 31, 1994, substantially all of the outstanding capital stock of 34 banks and savings associations with a total of 225 offices in Wisconsin and 12 offices in Arizona. M&I also owns a number of companies engaged in bus-inesses which are closely related to banking, including the businesses of data processing, investment management, trust services, mortgage banking, investment advice, commercial leasing, venture capital, brokerage services and credit card processing. M&I Stock is listed on the National Association of Securities Dealers Automated Quotations/National Market System (the "NASDAQ/NMS").

             The Bank, a Wisconsin state bank, provides retail and commercial banking services for customers in Walworth County in Wisconsin.

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             Just prior to the Consolidation, Citizens Bancorp of Delavan,
Inc. ("Bancorp") will merge with and into M&I Interim Corp., a wholly owned subsidiary of M&I formed solely for the purpose of that transaction. Bancorp currently owns 100% of the stock of Citizens Bank of Delavan ("Citizens Bank"). Thereafter, the surviving corporation will merge upstream into M&I with the result that M&I will own 100% of the stock of Citizens Bank directly. Immediately after the transactions, Citizens Bank will change its name to M&I Bank of Delavan (the "Delavan Bank"). These transactions, taken together, will be treated as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). Thus, the Delavan Bank will be a wholly-owned subsidiary of M&I as of the time of the Consolidation. Citizens Bank currently provides retail and commercial banking services for customers in Walworth County in Wisconsin.

Proposed Transaction

             Pursuant to Section 1.01 of the Agreement, at the Effective Time, the Bank will be merged with and into the Delavan Bank. Under Section 2.02 of the Agreement, the shares of Bank Stock outstanding at the Effective Time, other than treasury shares and Dissenting Shares, will be converted into the right to receive 220,000 shares of M&I Stock. Under Section 2.03 of the Agreement, each Bank shareholder will receive cash in lieu of any fractional shares of M&I Stock to which he would otherwise be entitled in the Consolidation.

             With regard to M&I's purpose for entering into the Agreement, M&I believes a consolidation between the Bank and the Delavan Bank will [allow
M&I to enter and expand its operations in the part of the state in which the Bank is located and to enhance efficiencies through the consolidation of duplicate operations. M&I believes that the Bank represents a unique partner for M&I's expansion as the markets served by the Bank and its product offerings provide an excellent complement to those of M&I.]

             From the Bank's perspective, the affiliation with M&I will give the Bank access to a range of financing alternatives to raise capital which are not available to a stand-alone bank. In addition, the Bank, through its affiliation with M&I, will be able to improve and expand its services and take advantage of the expertise contained in the larger M&I organization. Further, the Bank will be able to participate with other banks owned by M&I in extending credit to customers whose needs could not be met by the Bank standing alone.

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Factual Representations

             In rendering our opinion, we have relied on representations received from M&I, the Bank or shareholders holding at least five percent of the Bank Stock, where appropriate, as to the following:

             1. The Bank shareholder[s] who own at least five percent of the Bank Stock and, to the best of the knowledge of the Bank's management, the remaining Bank shareholders, have no plan or intention to sell, exchange or otherwise dispose of a number of shares of M&I Stock received in the Consolidation that would reduce the shareholders' ownership of M&I Stock to a number of shares having a value, as of the Effective Time, of less than 50 percent of the value of all of their former collective interests in Bank
Stock as of the same date. For purposes of this representation, shares of Bank Stock exchanged for cash or other property, or exchanged for cash in lieu of fractional shares of M&I Stock will be treated as outstanding Bank Stock at the Effective Time. Moreover, M&I Stock and Bank Stock which is otherwise sold, redeemed or disposed of before or after the Effective Time will be considered in making this representation.
             2. The Delavan Bank will acquire at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by the Bank immediately prior to the Consolidation. For purposes of this representa-tion, amounts paid by the Bank to dissenters, amounts paid by the Bank to shareholders who receive cash or other property, Bank assets used to pay its reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by the Bank immediately preceding the transfer, will be included as assets of the Bank held immediately prior to the Consolidation.

             3. M&I has no plan or intention to cause the Delavan Bank to issue additional shares of stock of the Delavan Bank which would result in M&I losing control of the Delavan Bank within the meaning of Section 368(c) of the Code.

             4. M&I has no plan or intention to reacquire any of the M&I Stock issued in the transaction; however, M&I has an ongoing program to repurchase its stock in the open market.

             5. M&I has no plan or intention to liquidate the Delavan Bank, to merge the Delavan Bank with or into another corporation, to sell or otherwise dispose of the stock of the Delavan Bank, or to cause the Delavan Bank to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business or transfers of assets to a corporation controlled by the Delavan Bank.

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             6.  The liabilities of the Bank assumed by the Delavan Bank and the liabilities to which the transferred assets of the Bank are subject were incurred by the Bank in the ordinary course of its business.

             7. Following the transaction, the Delavan Bank will continue the historic business of the Bank or use a significant portion of the Bank's his-toric business assets in a business.

             8. M&I, the Delavan Bank, the Bank and its shareholders will pay their respective expenses, if any, incurred in connection with the transaction.

             9. At the Effective Time, the fair market value of the Bank's assets will equal or exceed the sum of the liabilities of the Bank plus the liabilities, if any, to which the assets are subject.

             10. There is no intercorporate indebtedness existing between M&I and the Bank or the Delavan Bank and the Bank that was issued, acquired or will be settled at a discount.

             11. None of the compensation received by any shareholders who are employees of the Bank ("shareholder-employees") will be separate consideration for, or allocable to, any of their shares of Bank Stock. None of the shares of M&I Stock received by any shareholder-employees will be separate consideration for, or allocable to, any employment agreement. Compensation paid to any shareholder-employees will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

             12. The payment of cash in lieu of fractional shares of M&I Stock is solely for the purpose of avoiding the expense and inconvenience to M&I of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the transaction to the Bank shareholders instead of issuing fractional shares of M&I Stock will not exceed one percent of the total consideration that will be issued to the Bank shareholders in exchange for their shares of Bank Stock.

             13. At the Effective Time, the Bank will not have outstanding any warrants, options, convertible securities, or any other type of rights pursuant to which any person could acquire Bank Stock.

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Conclusions

             Based on (i) our examination of the Agreement, (ii) the foregoing description and the representations set forth above, (iii) the foregoing description and the representations set forth above remaining true in all material respects at the Effective Time, (iv) holders of not more than 5% in the aggregate of the Bank Stock dissenting from the Consolidation and (v) assuming that the transaction is consummated in accordance with the terms of the Agreement, it is our opinion that for federal income tax purposes:

             1. The Consolidation will be a reorganization within the meaning of Section 368(a)(1)(A) and (a)(2)(D) of the Code. M&I, the Delavan Bank and the Bank will each be "a party to the reorganization" within the meaning of Code Section 368(b).

             2. Pursuant to Code Section 361(a) and 357(a), the Bank will recognize no gain or loss on the transfer of all of its assets to the Delavan Bank in exchange for M&I Stock.

             3. Pursuant to Code Section 1032(a), neither M&I nor the Delavan Bank will recognize gain or loss on the receipt of the Bank's assets.

             4. Pursuant to Code Section 354(a)(1), the Bank shareholders will recognize no gain or loss on the exchange of their Bank Stock solely in exchange for M&I Stock.

             5. Pursuant to Code Section 358(a)(1), the basis of the M&I Stock received by the Bank shareholders (including any fractional share interests to which they may be entitled) will be the same as the basis of the Bank Stock surrendered in exchange therefor.

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             6.  Pursuant to Code Section 1223(1), the holding period of the
M&I Stock to be received by the Bank shareholders (including any fractional share interests to which they may be entitled) will include the period during which the Bank Stock surrendered in exchange therefor is held, provided that the Bank Stock surrendered is held as a capital asset at the Effective Time.

             7. The payment of cash to the Bank shareholders in lieu of their fractional interests of M&I Stock will be treated as if the fractional shares were distributed as part of the exchange and then redeemed. These payments will be treated as having been received as distributions in full payment in exchange for stock redeemed as provided in Code Section 302(a) (Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574).

             8. Where a dissenting shareholder receives solely cash in exchange for his Bank Stock, such cash will be treated as having been received by the stockholder as a distribution in redemption of his Bank Stock subject to the provisions and limitations of Code Section 302. (Rev. Rul. 74-502, 1974-2, C.B. 116).

             Our opinion is not, nor should it be construed or relied upon as, a guaranty, nor is it in any way binding on the
Internal Revenue Service.
It is intended only to reflect our best professional judgment as to the matters set forth herein as of the date hereof.

             We consent to the use of this opinion as an exhibit to the Registration Statement. In giving this consent, however, we do not admit that we are "experts" within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by Section 7 of said Act.

                                       Very truly yours,

                                       /s/ Godfrey & Kahn, S.C.

                                       GODFREY & KAHN, S.C.